Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 29,	December 30,
	2006	2005
	(In millions, except ratios)
Earnings:
Net income	$177.9	$80.3
Plus: Income taxes	76.3	60.3
Fixed charges	24.8	21.1
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$279.0	$161.7

Fixed Charges:
Interest expense	$19.6	$16.5
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	5.2	4.6

	$24.8	$21.1

Ratio of Earnings to Fixed Charges	11.25	7.66